
02056092

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of August 2002

GIGAMEDIA LIMITED
(Name of Registrant)

No. 122 TunHua North Road, Fourteen Floor
Taipei, Taiwan
Republic of China
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F..X... Form 40-F.....

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ..... No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ....

GigaMedia Limited (the "Company") is furnishing under cover of Form 6-K the press release dated August 15, 2002, relating to its 2002 second quarter results of operations ended June 30, 2002.



GigaMedia Reports Second Quarter Financial Results

TAIPEI, Taiwan, August 15, 2002 – GigaMedia Limited ("GigaMedia") (Nasdaq: GIGM, www.giga.net.tw), a diversified provider of online and offline entertainment services in Taiwan, today announced its second quarter operating and financial results.

Highlights:

- Online broadband ISP businesses (Hoshin GigaMedia and Koos Broadband Telecom Limited): achieved positive EBITDA in June.
- Offline music distribution business: contributed 68% of total revenues; continued implementation of strict cost controls and an improved pricing environment improved gross margin to 16%.
- Consolidated net results improved 30% quarter over quarter, excluding the decline of NT$149.6 million in non-operating income in this quarter related to the absence of sales of short-term investments during the period and exchange rate fluctuations.
- Company remains in a solid financial position with approximately NT$1.9 billion in total cash, short-term investments and liquid marketable securities.

Chief Executive Officer Raymond Chang said, "Financial results were in line with our expectations for the quarter. Although our consolidated net results did not compare favorably with the first quarter due to a large amount of non-operating income recorded last period, key trends in our operating performance remained positive in the second quarter. Strong focus on improving operational efficiencies across our online and offline businesses is driving consistent improvements."

Chang further commented, "In addition to improving the financial results of our operations in the second quarter, we also enhanced our competitive position. We are now the largest offline distributor of music in Greater China. Our dominant market position provides strong competitive advantages and creates a significant barrier to entry for competitors. We fully expect that our unique offline strengths will enable us to retain our financial strength and build value going forward as we improve operational efficiencies in these businesses, expand products sold and target new markets."

Chief Financial Officer Winston Hsia said, "We continued to make solid progress during the second quarter. In our online consumer ISP operations, we marked our sixth consecutive quarter of reduced operating losses, excluding accelerated expenses taken in the second and fourth quarters of 2001. This has largely been accomplished by improving the mix of our subscriber base and adding new services to hold ARPUs, and at the same time controlling costs. In our corporate ISP business, we grew our client base by 29% during the period and achieved positive EBITDA in June. Finally, in our offline music distribution business, results were in line with last quarter and our expectations. Strong cost cutting measures and improved inventory management should deliver improved results by year end. As a result, we continue to expect our consolidated results to improve in consistent fashion going forward."

Consolidated Financial Results
(Second Quarter 2002 versus First Quarter 2002)

In June 2002, GigaMedia received all required government approvals for the acquisitions of Rose Records and Tachung Records, Taiwan's two largest music store chains. Note that GigaMedia's offline business results in this report related to these music stores include only the results of Rose Records for the second quarter of 2002. Results of Tachung Records, which operates 15 stores throughout Taiwan, are pending final legal registration of stock exchanged in the transaction. Management expects to provide results of Tachung Records in the third quarter of 2002.

For the second quarter of 2002, GigaMedia reported consolidated revenues of NT$543.3 million, compared with revenues of NT$472.4 million for the first quarter. The company's second quarter performance was led by results in its offline music distribution business, which recorded revenues of NT$370.1 million during the second quarter of 2002.

Operating loss was NT$111.4 million in the second quarter compared with NT$158.8 million during the first quarter.

Non-operating income during the second quarter consisted of interest income of NT$9.0 million, foreign exchange losses of NT$48.9 million, and investment income of NT$44.4 million. Non-operating income decreased from NT$151.8 million in the first quarter of 2002 to NT$2.2 million, primarily due to the absence of sales of short-term investments during the period. During the previous quarter, the company liquidated a short-term investment in the amount of US$41.3 million in connection with the return of capital to shareholders conducted on March 29, 2002. This liquidation resulted in foreign exchange gains of NT$84.7 million and investment income of NT$35.9 million.

The company reported a net loss of NT$106.1 million for the second quarter versus a loss of NT$6.3 million in the previous quarter.

Cash and other cash equivalents at the end of the second quarter totaled NT$1.1 billion, while short-term investments totaled NT$775.9 million, compared to NT$1.3 billion and NT$640.8 million, respectively, during the previous period, representing a total decline of NT$5 million.

GigaMedia's long-term investments include an investment of US$10 million with a maturity date of 2005.

Business Segment Results (Second Quarter 2002 versus First Quarter 2002)

Online Entertainment (Broadband ISP)

Second Quarter 2002 Results Compared to First Quarter 2002 Results

Category	1Q02	2Q02	Variation (%)
Total revenues	NT$161.8 million	NT$173.2 million	7
Access revenues	NT$157.0 million	NT$164.2 million	5
Subscribers	128,946	124,919	-3
ARPU	NT$383	NT$389	2
Total costs and expenses	NT$304.8 million	NT$277.9 million	-9
Operating cost	NT$157.6 million	NT$158.8 million	1
SG&A	NT$98.3 million	NT$88.0 million	-10
Operating loss	NT$143.0 million	NT$104.7 million	27
Net income (loss)	NT$7.0 million	(NT$89.3 million)	(Not meaningful)
Operating cash burn including capex (quarterly)*	NT$133.6 million	NT$81.0 million	-39

*We define operating cash burn including capex as EBIT plus non-cash items minus capex. Operating cash burn per month including capex declined from NT$44.5 million to NT$27.0 million, quarter over quarter.

Total Revenues, Access Revenues and Content Revenues Increased

Total revenues for the quarter ended June 30, 2002 grew to NT$173.2 million from NT$161.8 million for the previous quarter, representing a 7% increase.

Of the total revenues recorded during the second quarter, total corporate access revenues through our wholly-owned subsidiary Koos Broadband Telecom Limited ("KBT") were NT$17.2 million.

Focus on ADSL and two-way subscribers helped maintain ARPUs and the expiration of previous free service promotions led to an increase in consumer access revenues of 5% to NT$164.2 million, compared with NT$157.0 million for the quarter ended March 31, 2002. GigaMedia recognizes access revenues net of the revenue split with its cable partners.

Sales/rental/installation revenues in the ISP business, which include cable modem, ADSL retail installation packs, net cards and routers, increased to NT$2.5 million for the second quarter from NT$193 thousand during the first quarter, primarily due to sales of service equipment by KBT during the period.

Advertising revenues decreased to NT$691 thousand in the second quarter from NT$791 thousand for the first quarter. The company has de-emphasized this aspect of its business and does not expect to record significant advertising revenues going forward.

The ISP business recorded content subscription revenues of NT$5.4 million during the period, as compared to NT$2.9 million during the first quarter. Content revenues consist mainly of subscriber revenues from GigaMedia's broadband videostreaming site GigaTV (www.gigatv.com.tw), which was launched toward the end of the fourth quarter of 2001.

Costs and Expenses Controlled

Total costs and expenses decreased 9% from NT$304.8 million to NT$277.9 million in the second quarter of 2002, due to continued efforts to tighten expenditure controls and effective marketing initiatives.

Operating costs were relatively flat in the second quarter at NT$158.8 million versus NT$157.6 million in the previous quarter, consisting mainly of costs associated with business operations and customer service departments of NT$55.6 million, telecommunications costs of NT$63.8 million, and depreciation cost of network equipment other than cable modems amounting to NT$29.1 million. Included in this quarter's operating costs was amortization of our licensing payment to our partner EMI Music Asia, which totaled NT$5.7 million. The licensing payment is related to the development of our subsidiary GigaMusic.

The company continued to record a downward trend in SG&A costs, which dropped for the fourth straight quarter. GigaMedia's SG&A costs declined by approximately NT$10.3 million, or 10%, during the quarter, while sequential access revenue grew roughly NT$7.2 million, or 5%. SG&A costs declined from NT$98.3 million to NT$88.0 million in the second quarter of 2002, driven by more cost effective marketing initiatives and tightened cost controls.

Operating Loss Narrowed

Operating loss decreased by 27% to NT$104.7 million from NT$143.0 million quarter over quarter.

Net Income (Loss)

Net Income decreased from NT$7.0 million to negative NT$89.3 million, resulting primarily from the absence of sales of short-term investments and fluctuations in exchange rates during this period.

Operating Cash Burn Decreased

Operating cash burn was NT$81.0 million during the quarter, or NT$27 million per month, versus NT$133.6 million in the first quarter, or NT$44.5 million per month. GigaMedia defines operating cash burn per month including capex as EBIT plus non-cash items minus capex.

ARPU Improved

Blended average revenue per user ("ARPU") for GigaMedia's one-way cable, two-way cable and ADSL broadband access services increased by 2% during the second quarter to NT$389, compared with NT$383 in the first quarter. This increase was achieved despite strong market competition and ongoing price pressure in the period, which GigaMedia expects to remain in the foreseeable future. Ongoing efforts to improve our subscriber base by growing 2-way and ADSL subscribers, while reducing 1-way subscribers, is expected to help support ARPUs going forward, as are higher margin products such as GigaMedia's 1.5Mbps ADSL services.

One-way ARPU declined 7% to NT$283 compared to NT$304 during the previous quarter. ARPU for two-way cable during the period rose slightly to NT$610 compared with NT$602 during the previous period. ARPU for ADSL for the three-month period increased 2% to NT$377 from NT$369, due primarily to sales of GigaMedia's premium 1.5Mbps service, increased tiered service packages, and expiration of free service promotions.

Offline Music Distribution (G-Music)

Consolidation of Tachung Records record store chain is still in process. The following represents only the results of Rose Records for the three-month period.

Turnover

Total net turnover for the quarter ended June 30, 2002 totaled NT$370.1 million. GigaMedia records offline music business turnover under sales/rental/installation revenues.

Cost of Goods Sold; Gross Margin

Total COGS, net of return and allowance for the quarter ended June 30, 2002, totaled NT$310.4 million. Unit COGS is expected to decline, resulting in improving gross margins going forward due to larger purchase volume discounts. GigaMedia records COGS from its offline music business under cost of sales/rental/installation. Gross margin for the offline music business was NT$59.6 million, or 16%.

Operating Margin

Operating margin for the quarter ended June 30, 2002 was negative 2%, or an operating loss of NT$6.7 million. Further store and operation consolidation is expected to advance operating margin and increase efficiency.

Business Outlook

The following forward-looking statements reflect GigaMedia's expectations as of August 15, 2002. Given potential changes in economic conditions and consumer spending, the evolving nature of broadband, and various other risk factors discussed in our 20-F filing with the U.S. Securities and Exchange Commission, actual results may differ materially.

As part of GigaMedia's commitment to strong shareholder communications, the company will issue a mid-quarter update to the Business Outlook provided below. This quarter's update is tentatively scheduled for early November.

GigaMedia expects revenue growth and newly implemented cost controls in its offline G-Music business segment, combined with sequential gains from KBT, to improve the company's financial performance going forward. Online consumer broadband ISP operations in the third quarter may be impacted by heightened competition and price-cutting by the market leader. As a result, management expects revenues and ARPU in this business segment to remain relatively flat in the third quarter compared with this period. Detailed expectations are provided below.

Third Quarter Expectations

Online – Broadband ISP

- Total revenue and costs and expenses are expected to be flat. The company anticipates blended ARPU and subscribers comparable with second quarter 2002 results.

Offline – Music store chains

- Total revenues are expected to increase slightly over second quarter results as the second quarter is traditionally a slow period for new CD releases and CD sales.
- Gross margins are expected to remain flat.

2002 Expectations

Online – Broadband ISP

- Total revenue is expected to be between NT$675 million and NT$700 million.
- Total costs and expenses are expected to be approximately NT$1.1 billion.
- Total subscribers are expected to be flat.

Offline – Music store chains

- Total annualized pro forma combined revenue is expected to be between NT$2.8 billion and NT$3.1 billion.
- Gross margins are anticipated to be 13%-15%.

Business Development and Investment Update

- **G-Music – offline music store chains**

In June 2002, GigaMedia received all required government approvals for the acquisitions of Rose Records and Tachung Records, the two leading music store chains in Taiwan. Rose and Tachung operate 33 and 15 stores, respectively, throughout Taiwan. The music stores currently sell almost exclusively music CDs. GigaMedia plans to expand products sold, beginning by the end of the third quarter with new gaming products. Management is focused on cost control and is continuing to make adjustments to maximize operating efficiencies. Company streamlining has to date generated savings of approximately 25% in workforce compensation. Three stores have been closed since February with new openings planned at improved locations. GigaMedia expects the company's online operations will enable the music stores to exploit back catalog sales and, over the long-term, to become complete offline and online music distributors.

- **GigaMusic.com – online paid music site**

In conjunction with GigaMedia's efforts to build GigaMusic.com into a leading Chinese music portal and diversify company revenue streams, GigaMedia made strategic investments in two music industry leaders in 2001. The company purchased a 5% equity stake in Rock Internet Corporation, the technology arm of Rock Group, the leading music company in Greater China. GigaMedia also formed a strategic alliance with EMI Music Asia, a division of EMI Recorded Music. Official launch of the GigaMusic.com site with music downloads and videostreaming services is not expected until later this year.

- Gamania – online gaming bundling

Gamania is Taiwan's leading online gaming company. GigaMedia generated significant subscriber growth in 2001 from bundling initiatives that featured Gamania's market leading "Lineage" and "Giran" games and GigaMedia's premium ADSL. Gamania conducted an IPO on May 21 on Taiwan's over-the-counter TAISDAQ market, at which time GigaMedia liquidated a portion of its holdings in Gamania. Net proceeds from this liquidation of part of GigaMedia's holding were NT$236.4 million. Our gain from this investment liquidation totaled NT$39.7 million. GigaMedia still retains 3,957,480 shares, or a 4.64% stake. Gamania's OTC share price on August 15 was NT$111.

- **Koos Broadband Telecom Limited – broadband service provider**

During the second quarter of 2001, GigaMedia announced the formation of a subsidiary named Koos Broadband Telecom Limited, a 100% owned subsidiary focused exclusively on corporate subscribers. The company currently has approximately 100 corporate clients.

Shares Eligible For Future Sale and Company Accounting For Stock Options

GigaMedia adopted an employee share option plan, the 2002 Plan, at the company's annual meeting in Singapore on June 27, 2002. Under the 2002 Plan, up to three million common shares may be granted to our employees. The 2002 Plan follows two previous employee option plans: the 1999 Plan, pursuant to which up to two million common shares were allowed to be granted to employees of our company; and the 2001 Plan, under which up to three million common shares were allowed to be granted to employees of our company. In June 2001, GigaMedia cancelled all outstanding stock options granted under the 1999 Plan, resulting in the recognition of compensation expense in the amount of NT$53,333,323. There were no options granted under the 2001 Plan and the 2001 Plan was cancelled on June 27, 2002.

Management and the board believe that the 2002 Plan will help increase team commitment and serve as a valuable and effective means of attracting and retaining talent. GigaMedia recognizes stock options as compensation expenses, in line with the company's commitment to conservative accounting policies and transparent financial results.

About GigaMedia

GigaMedia Limited (Nasdaq: GIGM) is a diversified provider of entertainment services in Taiwan. The company's online/offline business model provides the company multiple distribution channels, deep customer relationships and the ability to meet future market demands as technology drives new media and entertainment industry change.

Online, the company operates a leading broadband ISP, providing Internet access service and broadband content with multiple delivery technologies. The company's access products consist of premium cable modem and ADSL offerings, giving the company the ability to deliver superior broadband connections island-wide. GigaMedia's cable modem is a world-class platform capable of offering broadband Internet access at speeds of up to 100 times faster than traditional dial-up services. With 29 cable system partners, the company's core cable modem business passes more than 3.8 million Taiwan households, as well as 576,000 small and medium businesses. In addition, the company offers 11 interactive Chinese-language multimedia Web sites through its Web destination http://www.gigigaga.com and its co-brand site http://www.gigigaga.yahoo.com.tw.

Offline, GigaMedia operates Taiwan's two largest music store chains, Rose Records and Tachung Records. The company received all required government approvals related to the acquisition of these businesses in June 2002. Rose and Tachung had combined sales of approximately NT$3.0 billion in 2001.

Other subsidiary companies of GigaMedia include Koos Broadband Telecom Limited, a broadband service provider focused exclusively on corporate subscribers in Taiwan, as well as GigaMusic.com, an online paid music site scheduled for launch in 2002.

Strategic investors of GigaMedia include Microsoft, the world's leading software provider, and the Koos Group, a major player in Taiwan's manufacturing, finance, telecommunications, media, and cable industries.

More information on GigaMedia can be obtained from <http://ir.giga.net.tw>.

The statements included above and elsewhere in this press release that are not historical in nature are "forward-looking statements" within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. GigaMedia cautions readers that forward-looking statements are based on the company's current expectations and involve a number of risks and uncertainties. Actual results may differ materially from those contained in such forward-looking statements. Information as to those factors that could cause actual results to vary can be found in GigaMedia's Registration Statement on Form 20-F filed with the United States Securities and Exchange Commission in June 2002.

Contact:
GigaMedia Limited
Brad Miller, Investor Relations Director
886-2-8770-7966 ext. 1107
bradley_miller@corp.giga.net.tw

(Tables to follow)

GIGAMEDIA LIMITED
CONSOLIDATED BALANCE SHEETS
June 30 and March 31, 2002

	June 30	March 31
	2002	2002
ASSETS	NT$	NT$
CURRENT ASSETS		
Cash and cash equivalents	1,142,370,014	1,282,677,598
Short-term investments	775,898,161	640,832,790
Accounts receivable	223,304,290	152,823,016
Receivable from related parties	-	-
Inventories-net	359,235,354	374,879,460
Prepaid expenses	93,383,039	106,660,310
Restricted cash	-	-
Other current assets	158,880,630	144,174,415
Total Current Assets	2,753,071,488	2,702,047,589
INVESTMENT		
Total Investments	1,263,954,450	1,108,023,247
PROPERTY, PLANT AND EQUIPMENT-NET	840,498,151	853,778,482
INTANGIBLE ASSETS-NET	21,295,426	21,926,980
OTHER ASSETS		
Total Other Assets	249,713,191	248,392,201
TOTAL ASSETS	5,128,532,706	4,934,168,499
LIABILITIES & SHAREHOLDERS' EQUITY		
CURRENT LIABILITIES		
Loan	42,326,968	29,766,150
Accounts payable	445,590,946	607,973,500
Payable to related parties	-	-
Payable to equipment suppliers	-	-
Accrued salaries and bonus	15,770,932	7,938,153
Accrued expenses	58,317,829	66,505,364
Lease obligations	-	-
Other current liabilities	22,572,434	29,777,069
Total Current Liabilities	584,579,109	741,960,236
OTHER LIABILITIES	36,548,717	34,560,534
Total Liabilities	621,127,826	776,520,770
Minority interest	109,335,933	12,527,046
SHAREHOLDERS' EQUITY	4,398,068,947	4,145,120,683
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	5,128,532,706	4,934,168,499

GIGAMEDIA LIMITED
CONSOLIDATED STATEMENTS OF OPERATIONS
For the quarters ended June 30 and March 31, 2002

	(Unaudited)	(Unaudited)
	2Q02	1Q02
	NT$	NT$
Operating revenue		
Access revenue	164,200,511	156,956,997
Sales/rental/installation	368,530,396	307,536,109
Web development revenues	0	0
Advertising revenue	691,144	790,917
Subscription revenue	5,389,669	2,893,284
Other revenue	4,450,427	4,184,462
Total	543,262,147	472,361,769
Cost and expenses		
Operating cost	158,802,906	157,570,921
Cost of sales/rental/installation	325,751,512	299,281,675
Web development expenses	0	0
Product development and engineering expenses	15,713,151	19,891,520
Selling and marketing expenses	99,425,028	87,037,000
General and administrative expenses	54,984,956	67,346,956
Other costs	0	0
Total	654,677,553	631,128,072
Operating loss	(111,415,406)	(158,766,303)
Non-operating incomes (expenses)		
Interest income	8,954,175	10,122,410
Foreign exchange gain (loss)-net	(48,887,422)	90,676,262
Investment income	44,411,441	48,152,431
Gain from disposal of property, plant and equity	(3,208,948)	39,332
Interest income (expenses)	(2,085)	(34,658)
Other non-operating income(expense)	929,611	2,823,494
Total non-operating income-net	2,196,772	151,779,271
Income Tax Benefit (expense)	0	0
Minority interest income	3,126,357	298,229
Pre-acquisition earnings	0	359,798
Net income (loss)	(106,092,277)	(6,329,005)
Net loss per common share	(2.12)	(0.13)
Average shares outstanding	50,154,000	50,154,000

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GigaMedia Limited

Dated: August 26, 2002

By: ______________________

Name: Wayne W. Chen

Title: V.P. and General Counsel